BAKER & MCKENZIE

貝克·麥堅時律師事務所

[redacted]

06017905

Baker & McKenzie
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SEC MAIL PROCESSING SECTION RECEIVED OCT 18 2006 WASH. D.C. 213

Our ref: 32073984-130435

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Washington, DC

October 16, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated October 12, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

dew 10/31

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of October 12, 2006:

1. Announcement on Continuing Connected Transaction, released on October 16, 2006, in English and in Chinese.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONTINUING CONNECTED TRANSACTION

On 13 October 2006, the Company and Huadian Coal entered into the Agreement, pursuant to which the Company has, for a total services fee of RMB26 million (equivalent to approximately HK$25.49 million), engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC for the year 2006.

Huadian Coal is directly owned as to 51.28% by China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules. The entering into of the Agreement constitutes a continuing connected transaction of the Company. As the relevant "percentage ratios" represented by the total service fee payable by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

On 13 October 2006, the Company and Huadian Coal entered into the Agreement, pursuant to which the Company has engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC. Under the Agreement, Huadian Coal has and will, according to the coal demand schedule of the Group and with the objective of ensuring sufficient quantity and high standard quality of coal being supplied to the Group, assist the Company in negotiations of coal procurement contracts and inspection of coal received as well as arranging for railway and/or highway transportation of coal for the year 2006.

HUADIAN COAL

Huadian Coal was established on 8 September 2005 as a limited liability company in Beijing Municipality, the PRC, and is principally engaged in the processing, sale, storage and transportation of coal products, electricity generation and related business (including provision of services contemplated under the Agreement). Huadian Coal currently has a registered capital of RMB1,560 million (equivalent to approximately HK$1,529 million) and is owned as to 51.28% by China Huadian, 20.19% by the Company and the remaining 28.53% by subsidiaries and associates of China Huadian other than the Company.

THE AGREEMENT:

1. **Date:** 13 October 2006

2. **Parties:**

   (i) the Company; and

   (ii) Huadian Coal.

3. **Consideration and Payment Terms:**

   The total service fee payable by the Company to Huadian Coal under the Agreement shall be RMB26 million (equivalent to approximately HK$25.49 million) which shall be paid on or before 31 December 2006. Apart from the Agreement, the Company has not conducted any other business with Huadian Coal as at the date of this Announcement. Moreover, even though the services have been rendered by Huadian Coal since 1 January 2006, the Company has not paid any fees to Huadian Coal prior to the date of the Agreement pending the negotiation and finalisation of the terms (including the considerations) of the Agreement.

   The total service fee was determined after arms' length negotiation between the parties (negotiation took place since the end of 2005) by reference to the prevailing market rates for similar services and a combination of factors including the Company's expected demand for coal for the year 2006, the cost of human resources to be incurred by Huadian Coal and the Company's industry expertise and intelligence. The Directors, including the independent non-executive Directors, believe that the terms of the Agreement are no less favourable than terms which could be normally obtained from an independent third party service provider for similar services at similar scale of coal procurement.

4. ***Duration of the Services:***

   The duration of the services to be provided by Huadian Coal under the Agreement shall be from 1 January 2006 (i.e. the date on which Huadian Coal first provided the services to the Company as contemplated by the Agreement) to 31 December 2006, representing a term of one year since the Company intends to annually review its requirements for the services and the scope and fees of the services to be provided by Huadian Coal in order to maximize the economic benefits to the Company and its shareholders as a whole.

   The maximum annual value payable by the Company under the Agreement is RMB26 million (equivalent to approximately HK$25.49 million), based on the agreed consideration pursuant to the Agreement.

   The Agreement is entered into after the provision of such services due to the reason that additional time was required for the negotiation and finalisation of the service scope and terms of the Agreement and the due satisfaction of the Company's internal approval process.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power-plants and other businesses related to power generation. Taking advantage of the brand of China Huadian, Huadian Coal has built good relationship with the relevant authorities and local governments. Huadian Coal also maintains good relationship in cooperation with major state-owned coal mines and coal suppliers, which is essential to secure the coal supply for power plants and stabilize the coal price. Before engaging Huadian Coal to provide coal procurement services, the Company has been conducting coal procurements by itself. However, due to the expansion of operation of the Group in recent years, the Company believes that the services to be provided under the Agreement will help the Company and its subsidiaries to explore new coal resources and transportation networks and enter into medium to long term agreements with large mines, which in turn helps the Group to secure a stable coal supply at a favorable price. By leveraging on Huadian Coal's scale advantage, the Company can mobilise coal more efficiently across the regions.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

Huadian Coal is directly owned as to 51.28% by China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules. The entering into of the Agreement constitutes a continuing connected transaction of the Company. As the relevant "percentage ratios" represented by the total service fee payable by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreement"	means the agreement date 13 October 2006 enetered into between the Company and Huadian Coal
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly PRC State-owned enterprise, and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Directors"	means the directors of the Company
"Group"	means the Company, its subsidiaries and associated companies
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"Huadian Coal"	means 華電煤業集團有限公司 Huadian Coal Industry Group Company Limited*, a company established under the laws of the PRC
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Jinan, the PRC
13 October 2006

* *For identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中國註冊成立之中外合資股份有限公司)

(股份編號：1071)

持續關連交易

於二零零六年十月十三日，本公司與華電煤業訂立該協議，據此，本公司聘用華電煤業提供有關在國內採購煤炭的管理及協調服務，而二零零六年度總服務費為人民幣2,600萬元(折約2,549萬港元)。

本公司控股股東中國華電直接持有華電煤業51.28%股權，因此，就上市規則而言，華電煤業為本公司關連人士，訂立該協議構成本公司的持續關連交易。由於本公司支付的總服務費所代表的有關百分比率低於2.5%，故該交易歸屬於上市規則第14A.34條的規定，有關交易只須符合上市規則第14A.45至14A.47條項下的報告及公告的規定，無須遵守上市規則第14A章須獲獨立股東批准的規定。

緒言

於二零零六年十月十三日，本公司與華電煤業訂立協議，聘用華電煤業提供有關在國內採購煤炭的管理及協調服務。根據該協議，華電煤業經已及將根據本集團對煤的需求情況，並以確保向本集團提供足夠數量的高質量煤炭為目標，協助本公司於二零零六年進行採購煤炭合約的談判、檢驗所收的煤炭及安排以鐵路及/或公路運輸煤炭。

華電煤業

華電煤業是一間於二零零五年九月八日在中國北京市成立的有限責任公司，主要從事煤產品加工、銷售、儲存及運輸、發電及相關業務(包括根據該協議擬提供的服務)。目前，華電煤業的註冊資本為人民幣15.60億元(折約15.29億港元)，中國華電持有其51.28%股權，本公司持有其20.19%股權，餘下的28.53%股權則由中國華電的附屬公司及聯繫人(本公司除外)持有。

該協議：

1. **日期：**二零零六年十月十三日
2. **訂約方：**
   (i) 本公司，及
   (ii) 華電煤業。
3. **對價及付款條款：**

   根據該協議，本公司於二零零六年十二月三十一日或之前向華電煤業支付二零零六年度的總服務費為人民幣2,600萬元(折約2,549萬港元)。除該協議外，本公司於截至本公告日並無與華電煤業進行任何其他交易。此外，儘管華電煤業自二零零六年一月一日起提供有關服務，本公司於該協議日期前並無支付任何費用予華電煤業，以待磋商及落實該協議的條款(包括代價)。

   總服務費經訂約方公平磋商(自二零零五年年底起進行磋商)並參考同類服務的現行市場價格、以及本公司預計二零零六年對煤炭的需求、華電煤業產生的人力資源費及本公司的行業知識和訊息等因素後釐定。董事(包括獨立非執行董事)相信該協議的條款並不遜於從獨立第三方服務供應商就相若服務按相若的煤採購規模而言一般可能獲得的條款。
4. **服務年期：**

   根據該協議，華電煤業提供服務的年期為二零零六年一月一日(即華電煤業根據該協議擬為本公司提供服務當日)至二零零六年十二月三十一日，為期一年，因為本公司擬每年審定華電煤業所提供之服務、服務範圍和服務費的規定，以提高本公司及股東的整體經濟利益。

   根據該協議所議定的代價，本公司應付的最高年費為人民幣2,600萬元(折約2,549萬港元)。

   由於需要額外時間磋商及釐定該協議的服務範圍及條款，並適當通過本公司之內部核准程序，該協議於提供有關服務後方才訂立。

交易的理由及預期為本公司帶來的利益

本公司主要從事建造和營運發電廠及其他與發電相關的業務。華電煤業借助華電集團的品牌優勢，同國家相關部門、地方政府有着良好的溝通關係。同時華電煤業同全國主要重點國有煤礦和供煤商有着良好的合作關係，對於保證電廠煤炭供應、平抑價格具有重要的作用。委聘華電煤業提供煤碳採購服務前，本公司一直自行採購煤碳。然而，由於本集團近年擴大營運，本公司相信該協議所提供的服務將有助於本公司與其附屬公司開拓新的煤炭資源及運輸網絡，與大礦簽訂中長期協議使本集團得以以有利的價格取得穩定的煤炭供應。本公司還可以利用華電煤業的整體規模優勢，實施跨區域調運。

本公司董事(包括獨立非執行董事)相信該協議項下的交易乃按正常的商業條款進行，條款屬公平合理，符合本公司及其股東的整體利益。

持續關連交易

本公司控股股東中國華電直接持有華電煤業51.28%股權，因此，就上市規則而言，華電煤業為本公司關連人士，訂立該協議構成本公司的持續關連交易。由於本公司須支付的總服務費所代表的有關百分比率低於2.5%，故該交易歸屬於上市規則第14A.34條的規定，有關交易只須符合上市規則第14A.45至14A.47條項下的報告及公告的規定，無須遵守上市規則第14A章須獲獨立股東批准的規定。

釋義

於本公告內，除非文義另有所指，否則下列詞彙具有以下涵義：

「該協議」	指	本公司與華電煤業於二零零六年十月十三日訂立的協議
「聯繫人」	指	具有上市規則所賦予的涵義
「中國華電」	指	中國華電集團公司，一間國有獨資公司，及本公司的控股股東
「本公司」	指	華電國際電力股份有限公司，一間於中國註冊成立之中外合資股份有限公司，公司之H股及A股分別於香港聯合交易所有限公司及上海證券交易所上市
「關連人士」	指	具有上市規則所賦予的涵義
「董事」	指	本公司董事
「本集團」	指	本公司、其附屬公司及合營公司
「港元」	指	港元，香港的法定貨幣
「華電煤業」	指	華電煤業集團有限公司，根據中國法律註冊成立的公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國的法定貨幣

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事會成員包括：賀恭(董事長，非執行董事)、陳飛虎(副董事長，非執行董事)、朱崇利(副董事長，非執行董事)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)及胡元木(獨立非執行董事)。

中國•濟南
二零零六年十月十三日

* *僅供識別*